Shaun J. Mathew, P.C. To Call Writer Directly: +1 212 909 3035 shaun.mathew@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR AND EMAIL

February 16, 2022

Office of Mergers & Acquisitions

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Christina Chalk (Senior Special Counsel)

Re:	Lee Enterprises, Incorporated Definitive Proxy Statement (DEFC14A) filed on Schedule 14A Filed on January 24, 2022 by Lee Enterprises, Incorporated File No. 001-06227

Dear Ms. Chalk:

Set forth below is the response of Lee Enterprises, Incorporated (referred to herein as “we” or the “Company”) to the oral comment made by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 15, 2022, with respect to the Company’s definitive proxy statement, filed with the Commission on January 24, 2022 (the “Definitive Proxy Statement”).

For the convenience of the Staff, we have reproduced the Staff’s comment in bold, italicized text and have followed such comment with the Company’s response. Capitalized terms used but not defined in the Company’s response have the meanings ascribed to such terms in the Definitive Proxy Statement.

Oral Correspondence dated February 15, 2022

1.	Given recent developments, please supplementally advise the Staff of your analysis of the voting standard applicable for the election of directors at the Company’s 2022 Annual Meeting of Shareholders.

RESPONSE

The Company supplementally advises the Staff that the provisions of the By-Laws relating to majority voting for directors will not be applicable at the Annual Meeting and that plurality voting will instead apply. As explained further below, this conclusion is not impacted by the Delaware Court of Chancery’s (the “Chancery Court”) recent decision to uphold the Board’s rejection of the Purported Director Nomination Notice submitted by Alden.

United States Securities and Exchange Commission February 16, 2022 Page 2

Determination of the Applicable Voting Standard Under the Company’s By-Laws

The voting standard applicable to the election of directors at the Annual Meeting is determined by the operative provision of the By-Laws. For the Staff’s reference, the relevant provision of the By-Laws governing the voting standard applicable to director elections (the “Majority Voting By-Law”) is reproduced below:1

Each director shall be elected by the vote of a majority of the votes cast with respect to the director’s election at any meeting for the election of directors at which a quorum is present; provided, however, that if, as of a date that is 14 days in advance of the date that the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission (the “SEC”), the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of these By-laws, a majority of the votes cast means that the number of shares voted “for” a director’s election must exceed the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as a vote cast either “for” or “against” that director’s election). If an incumbent director nominee fails to receive a sufficient number of votes for re-election in an election that is not a Contested Election, such director shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board of Directors in writing to the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Corporate Governance Committee’s recommendation, and publicly disclose its decision and, if such resignation is rejected, the rationale behind its decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and information that they consider appropriate and relevant.

[1]	Article II, Section 8 of the By-Laws. A full copy of the By-Laws was filed with the Commission by the Company as Exhibit 3.1 to the Current Report on Form 8-K filed on June 27, 2019 and for the Staff’s reference is available at: https://www.sec.gov/Archives/edgar/data/58361/000118301019000005/bylaws.htm.

United States Securities and Exchange Commission February 16, 2022 Page 3

Accordingly, the By-Laws provide for a majority voting standard in uncontested director elections, with an exception that establishes plurality voting as the applicable standard in a contested election. As set forth above, the Majority Voting By-Law defines a “Contested Election” as one where “14 days in advance of the date that the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission (the “SEC”), the number of nominees exceeds the number of directors to be elected.” In other words, the Majority Voting By-Law establishes a fixed point in time prior to the Company’s commencement of its solicitation at which the applicable voting standard is determined. This provision, similar to those governing many other public companies, provides “certainty with respect to the election standard for a given meeting” rather than the alternative approach, which would “defin[e] whether an election is contested at the moment of the meeting,” which could result in “changing the standard from plurality vote to majority vote after proxies have been solicited” and could result in “confusion and, perhaps opportunistic behavior.”2

Brief Timeline of Events

•	On June 27, 2019, the Company announced that it had amended and restated its By-Laws, effective as of June 26, 2019. Among other changes, these amendments included the addition of the Majority Voting Bylaw.

•	On November 26, 2021, Alden submitted the Purported Nomination Notice, which purported to nominate three individuals for election as directors at the Annual Meeting.

•	On December 3, 2021, the Company sent a letter to Alden stating the Board determined the Purported Nomination Notice was invalid for noncompliance with the By-Laws and any nominations purported to be made pursuant to the Purported Nomination Notice would be disregarded.

•	On December 15, 2021, Alden filed a complaint in the Chancery Court against the Company and its board of directors with respect to the rejection of the Purported Nomination Notice.

•	On December 22, 2022, the Chancery Court held a hearing on Alden’s motion to expedite. The Company opposed the motion to expedite on the basis that Alden’s claims were not colorable. The Chancery Court granted the motion to expedite, determining that the claims were sufficiently colorable to warrant expedition, and ordered an expedited trial, which was later scheduled for February 7, 2022.

[2]	Frederick H. Alexander and James D. Honaker, Morris, Nichols, Arsht & Tunnell LLP, “The Nuts and Bolts of Majority Voting,” (as revised Dec. 7, 2006), available at https://www.morrisnichols.com/assets/htmldocuments/113.pdf.

United States Securities and Exchange Commission February 16, 2022 Page 4

•	On January 14, 2022, the Company filed a preliminary proxy statement with the Commission in connection with the Annual Meeting. In the preliminary proxy statement, the Company noted that three directors would be elected at the Annual Meeting, advised shareholders of the pending litigation and indicated that director nominations from Alden would be disregarded “[u]nless the Delaware Court of Chancery (or the Delaware Supreme Court) determines before the Annual Meeting that the Purported Nomination Notice is valid.” Accordingly, the Company was required under Rule 14a-6(a) to file a “contested” preliminary proxy statement on form PREC14A.

•	On January 18, 2022, Alden’s counsel informed the Company’s counsel that one of Alden’s three purported nominees, Carlos P. Salas, had withdrawn from Alden’s slate of purported nominees.

•	On January 24, 2022, the Company filed the Definitive Proxy Statement with the Commission on form DEFC14A. For purposes of the Majority Voting By-Law, January 10, 2022 was the date that was 14 days in advance of the date the Company filed the Definitive Proxy Statement. In light of the pending litigation pursuant to which a court would ultimately determine whether Alden’s nominations were valid, the Company could not at such time unilaterally establish that the Purported Nomination Notice was invalid or that the nominations thereunder would be disregarded at the Annual Meeting. Accordingly, as of the date that was 14 days in advance of the date the Company filed the Definitive Proxy Statement, the number of nominees (six) exceeded the number of directors to be elected (three). Pursuant to the Majority Voting By-Law, plurality voting therefore applied to the election of directors at the Annual Meeting. The Company disclosed the applicable voting standard for the election of directors and the basis for its conclusion on page 16 of the Definitive Proxy Statement:

Voting Standard

The provisions of the By-Laws relating to majority voting for directors will not be applicable at the Annual Meeting because Alden submitted the Purported Nomination Notice stating it intends to nominate its purported nominees for election to the Board and the litigation regarding the validity of the Purported Nomination Notice was pending as of the date that was 14 days in advance of the date that we filed the definitive version of this Proxy Statement with the SEC. Accordingly, pursuant to the By-Laws, plurality voting will instead apply. Under the plurality voting provisions of our By-Laws, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Therefore, the three nominees for director who receive the most votes cast by the shares represented in person or by proxy at the Annual Meeting and entitled to vote in the election will be elected at the Annual Meeting.

The Company also provided for a plurality voting standard in the form of proxy card attached to the Definitive Proxy Statement, specifying the following voting options for the Company’s three director candidates: “FOR ALL,” “WITHHOLD ALL” and “FOR ALL EXCEPT.”

•	The Company commenced mailing of the Definitive Proxy Statement on or about January 24, 2022, and subsequently commenced an active solicitation of proxies from its shareholders, including through calls and multiple mailings of materials. As of February 15, 2022, the Company was advised by its proxy solicitor that over 30% of the outstanding shares have already voted by proxy with respect to the election of directors (and that an even higher percentage of the outstanding shares is currently represented for purposes of the quorum pursuant to broker discretionary voting on the auditor proposal, although we understand that figure would be reduced to the extent Alden ultimately delivers proxy materials to some or all shareholders before the Annual Meeting).

United States Securities and Exchange Commission February 16, 2022 Page 5

•	On January 27, 2022, Alden filed a preliminary proxy statement.

•	On February 7, 2022, the Chancery Court held the trial.

•	On February 14, 2022, the Chancery Court issued its decision denying Alden’s requested relief and upholding the Board’s rejection of the Purported Nomination Notice.[3] In its decision, the Court held that Alden failed to comply with multiple unambiguous requirements of the By-Laws.

•	On February 15, 2022, Alden issued a press release indicating that it would be filing preliminary proxy materials in respect of a “Vote No” campaign. While the press release suggests that Alden is no longer intending to solicit proxies in favor of its nominees, Alden has not confirmed publicly or privately that it will not seek to appeal the Chancery Court decision. Indeed, on the same day, Alden also filed an investor presentation[4] that included the names of its candidates and labeled them as “alternative directors” (see page 9 and 26 thereto), suggesting that Alden may still appeal or otherwise aim to nominate its candidates. Alden’s investor presentation further says that “Mr. Zieser and Ms. Brown will bring new perspectives and relevant expertise…” (see page 27), and includes full biographies (on pages 28 and 29), again suggesting that Alden is and may continue to advocate for the election of their candidates.

•	On February 16, 2022, Alden filed a revised preliminary proxy statement seeking to solicit votes in respect of its “Vote No” campaign. The form of proxy card attached appears to provide for a majority voting standard, rather than a plurality voting standard, as it provides voting options to vote “AGAINST” the Company’s nominees rather than to “WITHHOLD” against the nominees.

[3]	For the Staff’s reference, a copy of the decision is attached as Exhibit A and is also available at: https://courts.delaware.gov/Opinions/Download.aspx?id=329770.

[4]	Exhibit 99.1 of Alden DFAN14A filed on February 15, 2022, available at https://www.sec.gov/Archives/edgar/data/58361/000092189522000586/ex991dfan14a08392012_021522.pdf.

United States Securities and Exchange Commission February 16, 2022 Page 6

•	As previously disclosed, the Company will hold the Annual Meeting on March 10, 2022.

Analysis

The Majority Voting By-Law unambiguously provides that the applicable voting standard for the election of directors is determined as of a fixed date before the filing of the Company’s proxy materials. Specifically, plurality voting applies if, as of the date that is 14 days before the Company files its definitive proxy statement, the number of nominees exceeds the number of directors to be elected. This makes sense because it allows the Company to indicate with certainty what voting standard applies when it mails its proxy materials, including the proxy card (which would have to be modified if a different voting standard applied), thereby avoiding potential shareholder confusion and expense of remailing and re-solicitation if circumstances later change.

Here, January 10, 2022 was the date that was 14 days before the Definitive Proxy Statement was filed. Despite its prior determination that Alden’s nominations were invalid, in light of the pending litigation pursuant to which the Chancery Court, not the Company, would ultimately determine whether Alden’s nominations were valid, the Company could not at such time unilaterally establish that the Purported Nomination Notice was invalid or that the nominations thereunder would be disregarded at the Annual Meeting. Accordingly, as of the date that was 14 days in advance of the date the Company filed the Definitive Proxy Statement, the number of nominees (six) exceeded the number of directors to be elected (three). Pursuant to the Majority Voting By-Law, plurality voting therefore applied to the election of directors at the Annual Meeting, and the Company clearly and unambiguously disclosed this conclusion and the basis therefor in the Definitive Proxy Statement.

The Company acknowledges that, as of the date of this correspondence, the number of nominees now equals the number of directors to be elected in light of the decision by the Chancery Court. However, this fact does not impact the determination of the applicable voting standard under the Majority Voting By-Law, which fixes the voting standard as of the date 14 days prior to the date of the Definitive Proxy Statement. As noted above, this is a common formulation in majority voting bylaws that is intended to facilitate certainty as to the applicable voting standard before proxies are mailed and to avoid shareholder confusion and “costly resolicitations and postponed annual meetings”5 that could result from allowing the voting standard to change based on events that take place after proxy statements are mailed.

[5]	Charles Nathan, Latham & Watkins LLP, “Implementation of Majority Voting: The Devil in the Details,” The Corporate Governance Advisor, May/June 2006, available at https://www.lw.com/thoughtLeadership/implementation-of-majority-voting-details.

United States Securities and Exchange Commission February 16, 2022 Page 7

The Company further acknowledges that Alden has claimed that “[i]t is entirely disingenuous for the Company to deem this to be ‘contested election’ to enjoy the entrenchment benefits of ‘plurality’ voting when the Board has deemed all along our director candidates were invalid”6 and that Alden has made similar claims in the revised preliminary proxy statement it filed today. As an initial matter, the Company respectfully doubts the sincerity of this assertion. The Company clearly disclosed the fact that plurality voting would apply in both its contested preliminary proxy statement (filed on January 14, 2022) and in the contested Definitive Proxy Statement (January 24, 2022). If Alden genuinely disputed the Company’s determination under the Majority Voting By-Law that plurality voting would apply at the Annual Meeting, it would have undoubtedly raised that assertion in the expedited trial before the Chancery Court (held on February 7, 2022), the very subject of which was the interpretation of the By-Laws. Alden did not, however, raise that issue before the Chancery Court. As noted above, the Chancery Court ultimately held that Alden failed to comply with multiple clear and unambiguous provisions of the By-Laws. In practice, Alden does not appear to be genuinely disputing the appropriate legal standard as applied here under the Majority Voting By-Law, but it instead appears to be complaining in hindsight that the Company ought to simply disregard the Majority Voting By-Law to allow for majority voting now that the Chancery Court has confirmed that its nominations are invalid.7

As noted above, the Majority Voting By-Law is unambiguous that plurality voting applies because the number of nominees exceeded the number of directors to be elected as of January 10, 2022. While the Company disputed the validity of Alden’s nominations, Alden’s actions compelled the application of plurality voting in this context: it submitted purported nominations, filed a lawsuit with the Chancery Court seeking, among other things, declaratory relief to declare their nominations to be valid, and filed a preliminary proxy statement in support of its nominations. In light of the then-pending litigation and Alden’s attempted solicitation in opposition, the Company was required by Rule 14a-6(a) to file a contested preliminary proxy statement and a contested definitive proxy statement. Moreover, the Company recognized that, as of January 10, 2022, it was the Chancery Court, not the Company, that would ultimately determine whether the Alden nominees were valid. Accordingly, as the Majority Voting By-Law required the Company to determine the voting standard on such date, and as the Company was not entitled to determine as of such date that the number of nominees as of such date did not include the Alden nominees, under the Majority Voting By-Law, plurality voting applied for purposes of the Annual Meeting.

[6]	Alden DFAN14A filed on February 15, 2022, available at https://www.sec.gov/Archives/edgar/data/58361/000092189522000586/dfan14a08392012_02152022.htm.

[7]	See, e.g., Alden’s statement in today’s revised preliminary proxy statement: “Irrespective of the voting standard actually employed for this year’s election of directors, if our proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then we believe it would clearly be inappropriate for any such director to continue to serve on the Board.”

United States Securities and Exchange Commission February 16, 2022 Page 8

In this case, the benefits of the Company’s majority voting formulation are clear. Had the Company not adopted this formulation of majority voting bylaw pursuant to which the voting standard is fixed as of the date 14 days prior to the date of the Definitive Proxy Statement, then upon receipt of the Chancery Court decision, the Company would have been in the untenable position of having to change its voting standard and therefore mail new proxy cards and solicit proxies just three weeks before the Annual Meeting after having solicited proxies for three weeks already, burdening the Company with substantial additional expense, and importantly, disenfranchising shareholders holding over 30% of the outstanding shares who, as of February 15, 2022, had already cast ballots for the election of directors. Moreover, without this formulation, even after suffering the foregoing effects, the Company would remain in a state of uncertainty as to the voting standard, as Alden has yet to confirm publicly or privately whether it intends to appeal the Court’s decision – the fact that Alden has subsequently published investor materials continuing to tout its nominees reinforces the fact that the Company could not justifiably rely on Alden’s suggestion that it intends to run a “Vote No” campaign as a basis to conclude that Alden will not appeal. If Alden were to succeed on an appeal, then, if the voting standard had not been fixed as of the date 14 days prior to the date of the Definitive Proxy Statement, the voting standard would again flip back to a plurality standard, thereby creating even more unnecessary cost, expense, uncertainty, and confusion on the part of shareholders. Any of these outcomes would be directly contrary to the purpose of the Majority Voting By-Law, which is to fix the voting standard at a point in time.

Alden is trying to have it both ways. Presumably, it would have been satisfied with the plurality voting standard had it prevailed in the Chancery Court litigation and its purported nominees had been eligible, and presumably, it would still be satisfied with the application of plurality voting standard if it were to appeal and prevail on appeal. Where the Majority Voting By-Law unambiguously requires the voting standard to be fixed as of the date 14 days before the date of the Definitive Proxy Statement, it cannot be the case that the voting standard can nonetheless change back-and-forth depending on the outcome of litigation and any appeals and the whims of Alden as to whether it will appeal, run a withhold campaign, or both.

* * *

If any supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to me at (212) 909-3035.

Sincerely,

/s/ Shaun J. Mathew, P.C.
Shaun J. Mathew, P.C.

cc:	C. Dana Waterman III

Lane & Waterman LLP

Sarkis Jebejian, P.C.

Kirkland & Ellis LLP

Exhibit A

[See attached]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

STRATEGIC INVESTMENT	)
OPPORTUNITIES LLC,	)
)
Plaintiff,	)
)
v.	) C.A. No. 2021-1089-LWW
)
LEE ENTERPRISES,	)
INCORPORATED, MARY E. JUNCK,	)
STEVEN FLETCHER, MARGARET	)
R. LIBERMAN, BRENT MAGID,	)
HERBERT W. MOLONEY, KEVIN D.	)
MOWBRAY, DAVID PEARSON and	)
GREGORY P. SCHERMER,	)
)
Defendants.	)
)

MEMORANDUM OPINION

Date Submitted: February 7, 2022

Date Decided: February 14, 2022

John D. Hendershot, Matthew W. Murphy, and John T. Miraglia, RICHARDS, LAYTON & FINGER, P.A., Wilmington, Delaware; Adrienne Marie Ward, Lori Marks-Esterman, Peter M. Sartorius, and Theodore J. Hawkins, OLSHAN FROME WOLOSKY LLP, New York, New York; Counsel for Strategic Investment Opportunities LLC

Michael A. Pittenger, Christopher N. Kelley, Daniel M. Rusk, IV, and Justin T. Hymes, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; Stefan Atkinson, Byron Pacheco, and Brittney Nagle, KIRKLAND & ELLIS LLP, New York, New York; Counsel for Lee Enterprises, Incorporated, Mary E. Junck, Steven Fletcher, Margaret R. Liberman, Brent Magid, Herbert W. Moloney, Kevin D. Mowbray, David Pearson, and Gregory P. Schermer

WILL, Vice Chancellor

A beneficial holder of Lee Enterprises, Inc. seeks to nominate two director candidates at Lee’s upcoming annual stockholder meeting. The plaintiff is a vehicle for hedge fund Alden Global Capital, which made a bid for Lee at the same time that the plaintiff attempted to notice the director nominations. After a board vote, Lee rejected the nomination for failing to comply with the terms of Lee’s advance notice bylaw.

Noncompliance with two bylaw requirements formed the grounds for Lee’s rejection. First, the notice was not submitted by a stockholder of record. The plaintiff had attempted to become a record holder three business days before Lee’s nomination deadline but the transfer was not completed in time. The plaintiff had also asked Cede & Co.-the record holder for its shares-to provide what amounted to a cover letter for its nomination in an alternative attempt to meet the requirement. Second, the plaintiff did not use Lee’s nominee questionnaire forms, which were made available to record holders.

This highly expedited litigation followed, culminating in a trial on a paper record. The plaintiff claims that Lee breached the bylaws and that Lee’s board of directors breached its fiduciary duties by rejecting the plaintiff’s nomination notice. The parties agree that the plaintiff’s compliance with the bylaws must first be assessed under principles of contract interpretation. They disagree on whether equity requires a further review, what standard of review is required, and what the outcome of that review should be.

On the question of the plaintiff’s compliance with the bylaws, I find that the nomination notice failed to satisfy both the record holder and form requirements. Lee’s rejection of the notice was therefore contractually proper.

Fundamental principles of Delaware law mandate that the court go on to conduct an equitable review of the board’s rejection of the nomination. Applying enhanced scrutiny, I conclude that the board acted reasonably in enforcing a validly adopted bylaw with a legitimate corporate purpose. It did not engage in manipulative conduct or move the goal posts to make compliance more difficult. The plaintiff could easily have met the bylaw’s record holder and-by extension- form requirements had it not delayed. Equity does not demand that the court override the board’s decision in those circumstances.

My verdict is therefore for the defendants. The plaintiff’s request for declaratory and injunctive relief is denied.

I.	RELEVANT BACKGROUND

Unless otherwise noted, the facts described in this section were proven by a preponderance of the evidence. To the extent that any conflicting evidence was presented, I have weighed it and made findings of fact accordingly.1

A.	Lee Faces a Withhold Campaign

Defendant Lee Enterprises, Inc. (“Lee” or the “Company”) is an Iowa-based print and digital local news provider in mid-sized markets across the United States.2 Its board of directors (the "Board") is classified.3 Each class serves a three-year term with the term of one director class expiring each year.4 The Board has eight members.5

Lee’s certificate of incorporation authorizes the Board “to make, alter, amend and repeal [Lee’s] By-Laws, subject to the power of the stockholders to alter or repeal the By-Laws made by the Board.”6 Its bylaws were first amended on February 22, 2017.7 The 2017 bylaws required the nominating stockholder and nominees to provide certain information by a set deadline, but did not require that the nominating stockholder be a holder of record or complete a specific questionnaire.

1 Where facts are drawn from exhibits jointly submitted by the parties at trial, they are referred to according to the numbers provided on the parties’ joint exhibit list (cited as "JX ") unless defined.

2 JX 218.

3 JX 4.

4 Id.

5 JX 218.

6 JX 4.

7 JX 10.

In late 2018, Cannell Capital LLC, a significant Lee stockholder, expressed concerns over the Company’s direction and the composition of its Board.8 Cannell threatened to run a “withhold the vote” campaign against the directors who were up for renewal at Lee’s February 2019 stockholders meeting: defendants Mary Junck, then the Executive Chairman of the Board and a director since 1999; Herbert W. Moloney, a director since 2001; and Kevin D. Mowbray, Lee’s Chief Executive Officer and a director since 2016.9

On February 5, 2019, Junck, Moloney, and Mowbray met with Institutional Shareholder Services (“ISS”) to discuss issues raised by Cannell.10 ISS issued a report two days later recommending that Lee stockholders vote for Junck, Moloney, and Mowbray.11 In its report, ISS noted that although Cannell’s campaign “highlighted governance issues that shareholders may want to monitor more closely, the dissident critique does not rise to the level where removal of the company’s board leadership would appear to be beneficial.”12 Junck, Moloney, and Mowbray were each subsequently elected at the annual meeting for a three-year term. 13

8 JX 15; JX 16; JX 28.

9 JX 16; JX 20.

10 JX 27.

11 JX 28.

12 Id

13 JX 32.

B.	Lee Amends Its Bylaws

Around the same time, Lee’s Board began to assess amending its bylaws to “modernize them and improve them.”14 The Board’s Nominating and Corporate Governance Committee met on February 19 and May 7, 2019 to discuss potential amendments.15 The full Board met on May 8, 2019 and, upon the recommendation of the Nominating and Corporate Governance Committee, passed a resolution directing Lee’s management and counsel “to prepare definitive documentation” to enact several governance changes.16 These changes included shortening the deadline “for nominating a director to 90 to 120 days,” changing director elections from a plurality to a majority voting standard, providing proxy access to the Company’s long-term stockholders, and adopting an exclusive forum provision under Delaware law.17

14 JX 228.

15 JX 30; JX 38.

16 JX 37.

17 Id.

Lee’s counsel provided the Board with draft amended bylaws on June 5, 2019.18 The Board held a special meeting on June 12, 2019 to discuss the proposed changes to Lee’s corporate governance structure and bylaws.19 The Board unanimously approved the Second Amended and Restated By-Laws of Lee (the “Bylaws”), which took effect on June 26, 2019.20

C.	The Advance Notice Bylaws

Article II Section 2 of the Bylaws outline detailed requirements for stockholders seeking to nominate candidates to Lee’s Board.21 To make a nomination, a stockholder must provide written notice to Lee’s corporate Secretary between 90 and 120 days before the “first anniversary of the preceding year’s annual meeting.”22

Section 2(a) of the Bylaws outlines how a Lee stockholder may nominate a director. It provides, in relevant part:

Nominations of persons for election as directors and the proposal of other business to be considered by the stockholders of the Corporation may be made at an annual meeting of stockholders .. . . by any stockholder of the Corporation entitled to vote at the meeting who complies with the notice procedures set forth in this Section 2 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation (the “Secretary”), on the record date for the determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the meeting.23

18 JX 39.

19 JX 42.

20 JX 41; JX 43 (“Bylaws”).

21 When referring to "Section 2" of the Bylaws throughout this decision, I am referring to Article II Section 2.

22 Bylaws art. II, §§ 2(a), 2(c).

23 Id. art. II, § 2(a).

Section 2(b) of the Bylaws describes the form a nomination notice must take, including:

To be in proper form, a stockholder’s notice to the Secretary (the stockholder providing such notice, the “Noticing Stockholder”) under this Section 2 must . . . as to each person whom the Noticing Stockholder proposes to nominate for election or re-election as a director, set forth or provide (i) the name, age, business address and residence address of such person . . . (viii) a completed and signed questionnaire and written representation and agreement, each as may be required by Section 2(b)(4).24

Section(b)(4) of the Bylaws specifies that the signed questionnaire and written representation must be completed “in the form to be provided by the Secretary upon written request of any stockholder of record within 10 days of such request.”25

Section 2(d) of the Bylaws states that “[o]nly such persons who are nominated in accordance with the procedures set forth in this Section 2 shall be eligible to serve as a director" and "any proposed nomination . . . not in compliance with these By- laws . . . shall be disregarded.”26

24 Id. art. II, § 2(b)(1).

25 Id. art. II, § 2(b)(4).

26 Id. art. II, § 2(d).

D.	Opportunities Invests in Lee

Plaintiff Strategic Investment Opportunities LLC (“Opportunities”), a wholly owned affiliate of MNG Enterprises, Inc., acquired 3,400,000 shares of Lee stock in late January 2020. At the time, Alden Global Capital LLC-the indirect owner of MNG-served as Opportunities’ investment manager pursuant to an investment management agreement.27 Alden is a hedge fund and a significant investor in newspaper companies.28

On January 29, 2020, Alden and its affiliates, including Opportunities, disclosed in a Schedule 13D filed with the Securities and Exchange Commission (“SEC”) that they owned 5.9% of Lee’s common stock.29 On May 15, 2020, Alden filed a Form 13F with the SEC disclosing that it managed over 3,500,000 shares of Lee stock on behalf of affiliates including Opportunities.30 Alden continued to make similar disclosures on quarterly Form 13Fs through February 2021.31

27 JX 9.

28 See JX 113.

29 JX 49.

30 JX 54.

31 JX 56; JX 62; JX 248.

In March 2021, Alden went through an internal restructuring. It ceased managing assets of third parties, terminated its registration with the SEC as an investment advisor, and converted into a family office.32 As a part of that reorganization, Opportunities and Alden terminated the investment management agreement and MNG took over the management of Opportunities’ investments.33

And, as a result, Alden did not disclose any interest in Lee in its May 17, 2021 Form 13F filing.34 The next day, an investor relations firm working for Lee emailed Alden to inquire about its recent 13F filing. The email asked if Alden could “confirm [it] liquidated its position over the quarter.”35 Alden’s general counsel told Alden’s President Heath Freeman that Alden “no longer ha[d] discretion over the [Lee shares] so [they were] removed from our filings” and that he “d[idn’]t plan to return [that] email.”36

E.	Alden Decides to Bid for Lee and Nominate Board Candidates

Alden first began to evaluate a potential acquisition of Lee in the fall of 2021. On October 20, 2021, an investment banker at Moelis & Company sent a text to Freeman suggesting “it may be a good time to make a run at Lee Enterprises.”37

Freeman responded, “[l]et’s talk Lee.”38

32 JX 68.

33 JX 67.

34 JX 74. Form 13F filings cover those investments in which a “Manager exercises investment discretion.” U.S. Sec. & Exch. Comm’n, Form 13F, https://www.sec.gov/pdf/form13f.pdf (last visited Feb. 13, 2022).

35 JX 77.

36 Id.

37 JX 93.

38 Id.

Representatives of Moelis met with Freeman later that month to discuss a potential acquisition of Lee. On November 1, 2021, Moelis provided Alden with financial models of different acquisition structures.39 Moelis and Alden continued to engage in discussions about the potential acquisition over the next several weeks.40 On Friday, November 19, 2021, Alden made the decision to bid for Lee.41

Over the weekend, Alden considered nominating a slate of candidates for the three Board seats up for election at Lee’s 2022 annual meeting-those held by Mowbray, Junck, and Moloney.42 Freeman turned to Moelis for help in identifying potential nominees. During a November 20, 2021 call, Moelis mentioned Colleen Brown, John Zieser, and Carlos Salas as potential candidates.43

F.	Opportunities Attempts to Become a Record Holder

Just after midnight on November 22, 2021, Chris Scholfield of Alden requested that its broker, J.P. Morgan Securities LLC and affiliates (“JPM”), “move 1,000 shares of LEE US to book entry form as soon as possible.”44 Alden’s Chief Financial Officer Josh Kleban emailed JPM again a few hours later, acknowledging that the transfer “can take 2-3 days” and requesting that JPM “facilitate asap due to Thanksgiving and voting deadlines.”45

37 JX 93.

38 Id.

39 JX 95; JX 97.

40 See JX 98; JX 100; JX 101; JX 102; JX 103; JX 104; JX 106; JX 107; JX 108.

41 JX 232 (“Freeman Dep. Tr.”) 128-29.

42 Id. at 59-71.

43 Id. at 60-61.

44 JX 149.

45 JX 156.

10

“[B]ecause of time constraints,” Alden also requested that JPM arrange for certain letters attached to its email “to be executed.”46 The attachments included a letter from JPM to The Depository Trust Company and a proposed letter from Cede & Co.-the record holder of the Lee shares beneficially owned by Opportunities- to Lee.47

G.	Alden Bids for Lee and Opportunities Requests Lee’s Form of Questionnaire

Hours after contacting JPM, on November 22, 2021, Alden sent a non-binding proposal to Lee’s Board offering to purchase Lee for $24 per share, a 30% premium over the previous day’s closing share price.48 Later that day, Alden, MNG, and Opportunities jointly filed an amended Form 13D with the SEC disclosing ownership of 6.1% of Lee’s common stock.49

46 Id.

47 JX 119.

48 JX 113.

49 JX 141. More precisely, Opportunities disclosed beneficial ownership of 6.1% of Lee’s common stock; MNG disclosed that, as a managing member of Opportunities, it could be deemed the beneficial owner of 6.1% of Lee’s common stock; and Alden disclosed that, as the investment manager of funds that collectively hold a majority voting interest in MNG, it could also be deemed a beneficial owner of 6.1% of Lee’s common stock. Id.

11

Around noon on November 22, 2021, Lee’s Secretary C. Dana Waterman received an email attaching a letter from Opportunities, which “request[ed] that Lee provide [Opportunities] an electronic copy of the form of questionnaire . . . and written representation and agreement . . . as set forth under Article II, Sections 2(b)(1) and (4)” of the Bylaws.50 Opportunities asked that it receive the forms “as soon as possible, but in any event no later than 12:00 p.m. Eastern time on Tuesday November 23, 2021.”51

Waterman forwarded the letter to Junck, Moloney, and Mowbray, discussing its contents with those directors and certain of Lee’s outside advisors on a call later that day.52 Opportunities’ letter was not provided to the rest of the Board at that time.53

Meanwhile, on the afternoon of November 22, 2021, Freeman spoke with the three prospective Board nominees Moelis had identified. Each agreed to serve as a nominee.54

50 JX 132.

51 Id.

52 JX 116; JX 230 (“Mowbray Dep. Tr.”) 143-48.

53 Mowbray Dep. Tr. 143-44.

54 Freeman Dep. Tr. 59-70.

12

H.	Lee Rejects Opportunities’ Form Request

On November 23, 2021, Waterman sent a letter from Lee rejecting Opportunities’ request for the forms.55 The letter stated that the Bylaws required the Secretary to provide forms “upon written request of any stockholder of record within 10 days of such request” but that “the Company’s list of registered holders . . . confirmed that Opportunities was not a stockholder of record of the Company.”56

The letter further explained that Lee had “questions” about the “purported ownership” of Lee shares by Opportunities and its affiliates.57 It noted that “Alden’s public filings with respect to its purported ownership of the Company’s shares ha[d] created confusion over the nature of Alden’s ownership interests in the Company.”58

Lee’s letter offered that “[s]hould Opportunities subsequently become a stockholder of record of the Company and submit a compliant request for the [forms], the Company w[ould] evaluate that request.”59

I.	Opportunities Seeks to Become a Record Holder and Asks Cede to Submit the Nomination Notice

As of November 23, 2021, Alden’s request to convert 1,000 of Opportunities’ shares in record name was not complete. Scholfield updated Kleban on the lack of progress, who responded that “the entire takeover bid [wa]s dependent on it.”60 Kleban asked Scholfield about “progress” on the DTC and Cede letters, noting “[t]his is why we went 2 routes.”61

55 JX 150.

56 Id.

57 Id.

58 Id.

59 Id.

60 JX 278.

61 Id.

13

The letters were still “being worked on.”62 JPM had sent Cede the draft letter on November 22, 2021 but did not provide any information about the individuals Opportunities was seeking to nominate.63 The draft referred to an “attached letter” for additional information about Opportunities’ nomination.64 That “attached letter” was not provided to Cede.

On November 24, 2021, Cede responded with comments to the draft letter. Cede noted that it had not been provided with Opportunities’ nomination letter and that it “need[ed] to be included in the copy of the letter that [JPM] [wa]s asking Cede to sign[, or, i]n the alternative, the Cede letter c[ould] reference the [nomination] letter as being provided separately by Opportunities.”65 Alden responded that it would prefer the latter.66

62 JX 156.

63 JX 112.

64 Id.

65 JX 272.

66 JX 156.

14

Also on November 24, 2021, the Board approved a rights plan.67

On November 25, 2021-the Thanksgiving holiday-Freeman emailed JPM to say that getting shares into record name was “very important” to Alden.68

As Lee had disclosed in January 2021, November 26, 2021 was Lee’s nomination deadline.69 As of that day, none of Opportunities’ shares were in record name. JPM was “urgently chasing DTC and stressing the importance of getting [the Cede letter] completed today.”70

Cede provided additional comments noting that Opportunities’ letter was not “attached” to Cede’s letter but was “separate.”71 Cede’s edited and signed letter (the “Cede Letter”) stated that:

At the request of [JPM], on behalf of Opportunities, Cede & Co. in its capacity as holder of record of the Shares, hereby delivers the nomination by Opportunities of certain individuals for election as directors at the 2022 annual meeting of stockholders of the Company Cede understands that Opportunities is also delivering a separate letter in connection with this Letter, which, Cede understands, provides additional information regarding the nomination.72

67 JX 134; JX 154.

68 JX 166.

69 JX 57.

70 JX 179.

71 Id.

72 JX 177.

15

J.	Opportunities Delivers Its Nomination Notice and the Board Rejects It

On the afternoon of November 26, 2021, Opportunities’ counsel sent an email to Waterman and Lee’s General Counsel that attached two documents: a “notice of stockholder nomination” (the “Nomination Notice”) and the Cede Letter, which the email described as “a letter signed by Cede, as a stockholder of record.”73

The Nomination Notice said “[t]his letter serves as notice to Lee . . . as to the nomination by . . . Opportunities . . . of nominees for election to the Board.”74 The Nomination Notice also explained that “the process to move 1,000 shares of Common Stock into the record name of Opportunities ha[d] begun.”75 The letter defined Opportunities as the “Nominating Stockholder”76-a term not found in the Bylaws.

The Nomination Notice did not include Lee’s form of questionnaire. Instead, it explained that for each of Brown, Salas, and Zieser, Opportunities was submitting “comprehensive customary written questionnaire[s] . . . that [are] substantially similar in scope to the forms of written questionnaires provided by a company’s secretary in like situations.”77 The submitted questionnaires gave a detailed description of the nominees’ backgrounds and qualifications.78

73 JX 170.

74 JX 186.

75 Id.

76 Id.

77 Id.

78 Id.; see JX 94, 96, 99.

16

From November 26 to December 2, 2021, Lee’s Corporate Governance Committee-which included Junck, Moloney, and Mowbray-met several times with Lee’s outside counsel to discuss Opportunities’ nomination.79 On December 1, 2021, Moloney shared with the Board an article about Alden called “A Secretive Hedge Fund is Gutting News Rooms”80 and Waterman sent a legal memorandum for discussion.81

The full Board met to discuss the Nomination Notice on December 2, 2021.82 The minutes provide that after opening statements by Junck, Lee’s counsel led a discussion about whether the Nomination Notice complied with the Bylaws. The Board voted and approved a motion to declare the Nomination Notice invalid.83

On December 2, 2021, Opportunities became a Lee stockholder of record.84

79 JX 190; JX 287; JX 288; JX 289; JX 290; JX 291; JX 292.

80 JX 286.

81 JX 191.

82 JX 196; Mowbray Dep. Tr. 199. The Board included Junck, Moloney, Mowbray, along with defendants Steven Fletcher, Margaret Liberman, Brent Magin, David Pearson, and Gregory Schermer. JX 218.

83 JX 196.

84 JX 281.

17

On December 3, 2021, Lee’s counsel responded to the Nomination Notice and Cede Letter. Lee’s response informed Opportunities that the Nomination Notice had been rejected because it did not comply with Section 2 of the Bylaws:

First, the purported nominations were not made by a stockholder of record as required by the plain language of the Bylaws. Specifically, (1) Cede & Co. was the record holder of the shares that Opportunities beneficially owned, but Cede & Co. did not make the nominations; and (2) Opportunities purported to make the nominations but was not a record holder by the notice deadline. Second, the record holder failed to comply with numerous requirements for the contents of the notice. Finally, the [November 26, 2021 letters] did not include a completed and signed questionnaire from each [p]roposed [n]ominee in the Company’s form.85

Lee’s counsel also explained that, as a result of those deficiencies, the Nomination Notice did “not constitute a valid notice of nominations” for the Company’s 2022 annual meeting.86

On December 9, 2021, Lee informed Alden that the Board had unanimously rejected Alden’s proposal to acquire the Company.87

85 JX 200.

86 Id.

87 JX 211.

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K.	This Litigation and Subsequent Events

On December 15, 2021, Opportunities filed a Verified Complaint for Declaratory Judgment and Breach of Fiduciary Duties (the “Complaint”) in this court.88 The Complaint advances two claims: breach of contract against Lee, and breach of fiduciary against the members of the Board. In support of its breach of contract claim, Opportunities alleges that the Nomination Notice complied with the plain language of the Bylaws and that the Company’s rejection of the Nomination Notice violated the Bylaws’ terms.89 The breach of fiduciary duty claim, as pleaded, concerns the Board’s approval of the Bylaws, refusal to provide the forms to Opportunities, and rejection of the Nomination Notice.90 Opportunities dropped the first aspect of that claim regarding the Board’s approval of the Bylaws.91 Opportunities seeks declaratory and injunctive relief.

On December 22, 2021, Vice Chancellor Slights granted a motion to expedite this litigation.92

On January 18, 2022, Opportunities informed Lee that it was no longer seeking to nominate Salas to the Board and would be moving forward with only Brown and Zieser as its nominees.93

88 Dkt. 1 (“Compl.”).

89 Id. ¶¶ 75-76.

90 Id. ¶¶ 82-84.

91 Trial Tr. Feb. 7, 2022, at 6.

92 Dkt. 20. The case was subsequently reassigned to me.

93 JX 270.

19

On January 24, 2022, Lee announced that its 2022 annual meeting of stockholders would be held on March 10, 2022.94 On January 27, 2022, Opportunities filed with the SEC its preliminary proxy to elect its nominees.95

After the parties each submitted opening and answering pre-trial briefs, the court convened a trial on a paper record on February 7, 2022.96 The record presented included 310 joint exhibits. The matter was submitted for decision that day.

II.	LEGAL ANALYSIS

Opportunities asks the court to declare that its nominees may stand for election at Lee’s 2022 annual meeting and seeks (in addition to declaratory relief) a permanent injunction barring Lee from holding the meeting until the nominees are included on the ballot and Opportunities has sufficient time to solicit proxies in support.97 Its request for permanent injunctive relief requires Opportunities to show that “the merits of [its] claim are supported by the law and the preponderance of the evidence,” irreparable harm, and that the balance of the equities favors injunctive relief.98

94 JX 238.

95 JX 282.

96 Dkt. 81.

97 Pl.’s Opening Pre-Trial Br. 65 (Dkt. 66); Compl. at Prayer for Relief ¶¶ A-F.

98 Rosenbaum v. CytoDyn Inc., 2021 WL 4775140, at *13 (Del. Ch. Oct. 13, 2021); see N. River Ins. Co. v. Mine Safety Appliances Co., 105 A.3d 369, 384 (Del. 2014) (noting that a plaintiff “must demonstrate ‘actual, rather than probable success on the merits’” when seeking a permanent injunction (quoting Draper Comm’ns, Inc. v. Del. Valley Broads. Ltd. P’ship, 505 A.2d 1283, 1288 (Del. Ch.1985))).

20

Although the parties also disagree on who the equities favor, the bulk of their briefing focuses on the merits. There are some areas of consensus that form the boundaries of my merits-based analysis. The parties agree on which of the requirements in Section 2 of the Bylaws are in question. They agree that principles of contract law apply in interpreting the Bylaws. And they (largely) agree that the relevant Bylaw language is not ambiguous.99 Beyond that, there is little common ground, including on whether equity should provide an overlay and what standard of review would apply to any equitable analysis.

Given these basic disagreements, I begin by discussing the general legal principles that inform my analysis. I go on to address Opportunities’ breach of contract claim and find, by a preponderance of the evidence, that Lee did not breach the Bylaws because the Nomination Notice was deficient. I then turn to and equitable analysis that resolves Opportunities’ claim for breach of fiduciary duty. After determining that enhanced scrutiny applies, I conclude that that equity does not provide a basis for overriding the Board’s rejection of the Notice because the Board has demonstrated that it acted reasonably. Because Opportunities’ claims fail on the merits, it is not entitled to injunctive or declaratory relief.

99 See JX 222. Opportunities notes that, to the extent there is any uncertainty or ambiguity, it should be interpreted in favor of Opportunities and against Lee. See Pl.’s Opening Pre- Trial Br. 44.

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A.	Advance Notice Bylaws

Delaware law recognizes that stockholders’ fundamental right “to participate in the voting process includes the right to nominate an opposing slate.”100 Beyond broadly requiring that corporations hold “[a]n annual meeting of stockholders . . . for the election of directors,” the Delaware General Corporation Law is silent as to how a stockholder may propose a nominee for election.101 Corporations have come to fill this gap through their bylaws.102

These so-called advance notice bylaws have become “commonplace” tools for public companies to ensure “orderly meetings and election contests.”103 To serve that end and provide corporations with sufficient time and information to respond, advance notice bylaws often have two primary aspects. The first is to set a time period by which stockholders must give notice of their intention to nominate director candidates in advance of an annual meeting. The second is an informational requirement that serves an important disclosure function, allowing boards of directors to knowledgably make recommendations about nominees and ensuring that stockholders cast well-informed votes.104

100 Linton v. Everett, 1997 WL 441189, at *9 (Del. Ch. July 31, 1997); Harrah’s Ent., lnc.

v. JCC Hldg. Co., 802 A.2d 294, 310-11 (Del. Ch. 2002) (noting the “fundamental electoral rights of stockholders . . . such as the right . . . to elect new directors or enact a charter amendment”); Williams Cos. S’holder Litig., 2021 WL 754593, at *20 (Del. Ch. Feb. 26, 2021) (discussing the “subsidiary rights,” including the right to nominate directors, that “flow” from stockholders’ fundamental rights “to vote, to sell, and to sue”).

101 8 Del. C. § 211(b).

102 See id. § 109(b) (“The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.”).

103 Openwave Sys. lnc. v. Harbinger Cap. P’rs Master Fund l, Ltd., 924 A.2d 228, 238-39 (Del. Ch. 2007); see also BlackRock Credit Allocation Income Tr. v. Saba Cap. Master Fund, Ltd., 224 A.3d 964, 980 (Del. 2020) (describing advance notice bylaws as “commonplace”).

104 See Saba Cap., 224 A.3d at 980 (discussing an informational requirement); Openwave, 924 A.2d at 239 (describing advance notice bylaws’ function of “provid[ing] fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations”); see also Arthur Fleischer, Jr., Gail Weinstein, & Scott B. Luftglass, Takeover Defense: Mergers and Acquisitions, § 6.06[C][1] (9th ed. 2022) (“Advance notice bylaw provisions provide several benefits to a company, including giving a board time to evaluate the proposed candidates and preventing last-minute ’surprise attacks’ by third parties for control or board representation.”).

22

Delaware courts generally enforce clear and unambiguous advance notice bylaws to avoid “uncertainty in the electoral setting.”105 Because bylaws are part of a “flexible contract between corporations and stockholders,”106 consideration of an advance notice bylaw’s application begins with a contractual analysis. Several questions form the heart of that inquiry: were the bylaws clear and ambiguous, did the stockholder’s nomination comply with the bylaws, and did the company interfere with the plaintiff’s attempt to comply.

105 Saba Cap., 224 A.3d at 980 (declining to excuse stockholder’s failure to comply with advance notice deadline for providing supplemental information); see also Openwave, 924 A.2d at 239 (explaining that “simple and unambiguous” bylaws are “given the force and effect required”).

106 Boilermakers Loc. 154 Ret. Fund v. Chevron Corp., 73 A.3d 934, 940 (Del. Ch. 2013).

23

The court’s analysis does not necessarily end if a stockholder fails to comply with the plain terms of an advance notice bylaw. If circumstances require, the court will go on to consider whether the fiduciaries’ actions were unreasonable or inequitable. Equity will prohibit, for example, attempts to “utilize the corporate machinery” for the “purpose of obstructing the legitimate efforts of dissident stockholders in the exercise of their right to undertake a proxy contest against management.”107 Delaware courts have also excused noncompliance in limited situations where, for example, the bylaws are unreasonable or a board causes significant changes to the company’s position after compliance became impossible.108

The court must determine whether the advance notice bylaw “has afforded the shareholders a fair opportunity to nominate director candidates.”109 Where the bylaw was equitable at the time of adoption, the court will consider whether the board had a duty to waive the bylaw requirement.110

107 Schnell v. Chris-Craft Indus., Inc., 285 A.2d 437, 439 (Del.1971) (stating that such actions reflect “inequitable purposes, contrary to the established principles of corporate democracy”).

108 See, e.g., Hubbard v. Hollywood Park Realty Enters., Inc., 1991 WL 3151, at *11 (Del. Ch. Jan. 14, 1991) (holding that a board had a duty to waive an advance notice bylaw where there was a “radical shift in the board’s position” after the nominations deadline had passed and stockholders sought to nominate an insurgent slate); AB Value P’rs, LP v. Kreisler Mfr. Corp., 2014 WL 7150465, at *4 (Del. Ch. Dec. 16, 2014) (discussing Hubbard and noting that the requisite “compelling facts indicating that enforcement” of the bylaw would be inequitable were absent).

109 Hubbard, 1991 WL 3151, at *11.

110 See AB Value, 2014 WL 7150465, at *4 (holding that a change in stockholder composition, in which the board had no involvement, did not give rise to a duty to waive an advance notice bylaw); Openwave, 924 A.2d at 242 (considering whether directors breached their fiduciary duties when they “considered waiving the bylaws and declined to do so”); Hubbard, 1991 WL 31581, at *8 (finding that “[n]o inequity ha[d] been visited upon the shareholders by the [board’s] commitment not to waive the by-law”).

24

B.	The Nomination Notice Did Not Comply with the Bylaws

Bylaws are a contract between the stockholders, directors, and company.111 Thus, “[w]hen construing a corporation’s bylaws, the court is bound by principles of contract interpretation.”112 If a “bylaw’s language is unambiguous, the Court need not interpret it or search for the parties’ intent,” giving the bylaw the “force and effect” required.113 The bylaw will be construed as written with words and phrases “given their commonly accepted meaning” unless context requires otherwise.114

111 Hill lnt’l, lnc. v. Opportunity P’rs L.P., 119 A.3d 30, 38 (Del. 2015) (“The bylaws of a Delaware corporation constitute part of a binding broader contract among the directors, officers and stockholders formed within the statutory framework of the Delaware General Corporation Law.”).

112 Brown v. Matterport, 2022 WL 89568, at *3 (Del. Ch. Jan. 10, 2022) (“When construing a corporation’s bylaws, the court is bound by the principles of contract interpretation.” (citing Saba Cap., 224 A.3d at 977)).

113 Gentile v. SinglePoint Fin., Inc., 788 A.2d 111, 113 (Del. 2001).

114 Hill Int’l, 119 A.3d at 38 (quoting Airgas, Inc. v. Air Prods. & Chems., Inc., 8 A.3d 1182, 1188 (Del. 2010) (internal quotation marks omitted)).

25

Any ambiguity or lack of clarity in an advance notice bylaw provision is to be resolved “in favor of the stockholder’s electoral rights.”115

The parties’ dispute centers around whether the Nomination Notice complied with Section 2 of the Bylaws. Two primary requirements of the Bylaws are in question: one, the record holder requirement in Section 2(a); and two, the form of questionnaire requirement in Sections 2(b)(1)(viii) and 2(b)(4).

I consider each in turn, finding that Opportunities’ nomination materials satisfy neither. The nomination was not made by a record holder and Lee’s form of questionnaire was not included with the Nomination Notice. Lee did not interfere with Opportunities’ ability to comply with the provisions. The rejection of the Nomination Notice therefore did not constitute a breach of contract.

Opportunities further asserts that if I find Lee complied with the Bylaws, I should alternatively determine whether the Bylaws “improperly restrict stockholder rights or impose unreasonable conditions on the ability of stockholders to put forth Nominees to the Board and violate public policy.”116 I consider those issues in the subsequent section of this decision where I address the Board’s rejection of the nomination.

115 Saba Cap., 224 A.3d at 977 (quoting Hill lnt’l, 119 A.3d at 38).

116 Compl. ¶ 78.

26

1.	The Record Holder Requirement

The Company’s letter rejecting Opportunities’ nominations stated that the Nomination Notice “failed to satisfy Section 2 of the Bylaws in several respects,” including that “the purported nominations were not made by a stockholder of record.”117 Section 2(a) of the Bylaws requires that a stockholder giving notice of a nomination must be “a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.”118 That language is unambiguous.

Opportunities acknowledges that it was not a record holder at any point before the November 26, 2021 nomination deadline.119 It contends that the Cede Letter “furnishing” Opportunities’ Nomination Notice satisfied the Bylaws’ requirements because Cede is a “holder of record” of the Lee shares Opportunities beneficially owns.120 It also asserts that the Cede Letter and Nomination Notice should be viewed together because they were delivered as a single package and referenced each other.121

The Bylaws do not prohibit a record holder from making a nomination alongside of a beneficial holder. Rather, the Bylaws expressly contemplate that a “Noticing Stockholder”-by definition, a stockholder of record-may make a nomination on behalf of a beneficial owner.122 The defendants acknowledge that separate letters from a record holder and beneficial holder that, together, form a nomination could hypothetically satisfy Section 2(a). But the letters must still meet the requirements of the Bylaws. The Nomination Notice and Cede Letter do not for at least two reasons.

117 JX 200.

118 Bylaws art. II, § 2(a).

119 JX 215; see JX 168; JX 281.

120 Pl.’s Pre-Trial Opening Br. 32-36; see JX 177.

121 Pl.’s Pre-Trial Opening Br. 33-34; see JX 170.

122 Bylaws art. II, §§ 2(a), 2(b)(1). Opportunities referred to itself as the “Nominating Stockholder” in the Nomination Notice. See JX 173. That term appears nowhere in the Bylaws.

27

First, Cede did not “ma[k]e” the nomination, as the Bylaws require.123 Section 2(b) of the Bylaws specifies that the Noticing Stockholder must “propose to nominate for election” the individual nominees.124 The Cede Letter stated that the nomination was “by Opportunities of certain individuals for election.”125 Simply put, Cede provided a cover letter for Opportunities’ nomination. The evidence demonstrates that Cede refused (as Opportunities requested) to describe Opportunities’ separate letter detailing the nominations as “attached” because Opportunities had declined to share a copy of its own nomination letter with Cede.126 The non-committal language that Cede included in the Cede Letter suggests that it distanced itself from having any role in the nomination: “Cede understands that Opportunities is also delivering a separate letter . . . regarding the nomination.”127

123 Bylaws art. II, § 2(a).

124 Id. art. II, § 2(b)(1). That language is also not ambiguous.

125 JX 177 (emphasis added).

126 JX 272; see also JX 179.

127 JX 177. The email from Opportunities’ counsel transmitting the nomination materials to Lee further make Cede’s limited role apparent. That email states that counsel was sending “[o]n behalf of [his] client, Strategic Investment Opportunities LLC . . . a notice of nomination and a letter signed by Cede & Co.” JX 170.

28

Second, Cede did not provide, “as to each person whom the Noticing Stockholder proposes to nominate,” information required by the Bylaws, including the nominees’ names, ages, and addresses, or employment history.128 At the most basic level, the Cede Letter did not name the nominees. It couldn’t. Opportunities never told Cede who the nominees were.129 Certain other representations required of a Noticing Stockholder, such as a statement of its intent “to appear in person or by proxy at the annual meeting to propose such . .. . nominations,” were also absent.130

Opportunities argues that its noncompliance should be excused on the grounds that Cede typically operates as a neutral party that declines to take steps beyond transmitting a beneficial holder’s nomination.131 The defendants’ expert disagreed, assembling examples of Cede “submit[ting]”-rather than “deliver[ing]”- nominations.132 But that is beside the point. Lee’s Bylaws required the Noticing Stockholder (i.e., a stockholder of record) to propose the nominees. Nothing in the Cede Letter reflects an intention by Cede to “nominate” directors under any commonly accepted meaning of that word.133 Cede did not nominate the candidates to Lee’s Board-Opportunities did.

128 Bylaws art. II, § 2(b)(1); JX 177.

129 JX 231 (“Anstandig Dep. Tr.”) at 113-114; JX 272.

130 Bylaws art. II, § 2(d).

131 JX 226 (“Davis Report”) ¶¶ 64-65; see JX 235 (“Grubaugh Report”) ¶ 51. Opportunities’ expert states that Cede serves a “ministerial function” and “does not act in its own capacity and will not make certain statements on its own behalf.” Davis Report

¶ 64. The defendants assert that the Davis report should be considered an inadmissible legal opinion or excluded for failure to provide a “reasoned basis” for conclusions under

29

The Cede Letter did not satisfy the Bylaws’ record holder requirement. Section 2(d) of the Bylaws provides that “[o]nly such persons who are nominated in accordance with the procedures set forth in . . . Section 2 shall be eligible to serve as a director.”134 The Company therefore did not breach the Bylaws by rejecting Opportunities’ notice for violating the record holder requirement. This deficiency alone is fatal to Opportunities’ breach of contract claim.

Delaware Rule of Evidence 702. See Defs.’ Corrected Opening Pre-Trial Br. 44 n.169 (Dkt. 70). I decline to exclude the report. In my view, the Davis report is not offering a legal opinion but proffering testimony more relevant to the factual issues in this case. Both the Davis report submitted by Opportunities and the Hamermesh report submitted by the defendants address, at a high level, legal issues regarding advance notice bylaws. The court views those recitations not as improper legal opinions but as introductory descriptions of relevant principles that the court will assess in its decision. See Beard Rsch., Inc. v. Kates, 2009 WL 7409282, at *6 (Del. Ch. Mar. 31, 2009) (“[A]lthough it is critical in a jury trial for a court to exercise its gatekeeper function in advance of allowing an expert to testify, the importance of addressing issues raised under Daubert and Rule 702 before an expert testifies is more attenuated in a bench trial.“). I give the Davis report the weight deemed appropriate.

132 Grubaugh Report ¶¶ 46-55.

133 Nominate, Merriam-Webster, https://www.merriam-webster.com/dictionary/nominate (last visited Feb. 13, 2022) (defining “nominate” as to “designate, name” and “to appoint or propose for appointment to an office or place”); see Black’s Law Dictionary 1075 (11th ed. 2019) (defining “nominate” as “[t]o propose (a person) for election or appointment” and “[t]o name or designate (a person) for a position”).

134 Bylaws art. II, § 2(d).

2.	The Forms Requirement

Another ground the Company cited in rejecting Opportunities’ nomination materials was that they “did not include a completed and signed questionnaire from each Proposed Nominee in the Company’s form.”135 Section 2(b)(1) of the Bylaws states that the Noticing Stockholder must submit “a completed and signed questionnaire and written representation and agreement, each as may be required by Section 2(b)(4).”136 Section 2(b)(4) provides that the questionnaire is to be “in the form to be provided by [Lee’s] Secretary upon written request of any stockholder of record within 10 days of such request.”137 That requirement is not ambiguous: the nominees were required to provide responses to Lee’s form of questionnaire.138

135 JX 204.

136 Bylaws art. II, § 2(b)(1)(viii).

137 Id. art. II, § 2(b)(4).

138 The parties do not argue that the word “form” is ambiguous but disagree on which side the meaning of that word supports. In Opportunities’ view, “form” implies a pre-made document that could have readily been provided to its nominees for completion with little notice. The defendants, however, contend that there was a prepared form only for incumbent directors and that, for new nominees, the documents were prepared on an ad hoc basis so that Lee could tailor its requests to the situation. See Defs.’ Answering Pre- Trial Br. 42 n.85, 45 (Dkt. 74). Under either definition, a form of questionnaire prepared by Lee was not submitted with the Nomination Notice. The reasonableness of that technical requirement is addressed later in this decision.

Opportunities concedes that its nominees did not complete a questionnaire on a form provided by Lee. Instead, they completed a questionnaire “substantially similar in scope to forms of written questionnaire provided by a company’s secretary in like situations.”139 That is, Opportunities made its own judgment to provide “information . . . that [it] believed complied with what the corporation was asking for, what Lee wanted to know.”140

Opportunities advances two arguments intended to excuse its noncompliance with that requirement. The first argument is, in effect, that the questionnaire completed by its nominees was close enough to any form the Company would have provided. The record demonstrates that Opportunities submitted extensive, detailed information about its nominees to the Company.141 But that is meaningless for purposes of assessing whether the Nomination Notice satisfied the letter of Section 2 of the Bylaws.

139 JX 186; see also JX 223.

140 Anstandig Dep. Tr. 157.

141 JX 171.

Opportunities’ second argument is a practical one: it could not complete Lee’s forms because Lee never sent them. That is, if Lee interfered with Opportunities’ attempt to comply with the forms requirement, Lee could not refuse to put forward Opportunities’ slate of directors based on the failure to meet the requirement.142 Opportunities requested the form of questionnaire on November 22, 2021.143 Waterman-after consulting with the Board’s Executive Committee of Junck, Moloney, and Mowbray-refused to provide it because Opportunities had not “identif[ied] [itself] as a stockholder of record“ in making the request.144

Opportunities’ failure to satisfy the record holder requirement is also determinative on the matter of the form requirement. If a record holder had asked for the forms, Lee would have been contractually obligated to provide them within ten days. Opportunities, however, was a beneficial owner on November 22, 2019 when it demanded that Lee provide its forms promptly.145 The Bylaws did not require Lee to comply.

142 Clear and unambiguous advance notice bylaw requirements act, in some respects, as conditions precedent to companies being contractually obligated to take certain actions. “Delaware courts follow the principle that a party who wrongfully prevents a thing from being done cannot avail itself of the nonperformance it has occasioned.“ W & G Seaford Assocs. v. E. Short Mkts., 714 F. Supp. 1336, 1341 (D. Del. 1989) (describing the “cardinal principle of contract law regarding conditions“ (citing Restatement (Second) of Contracts § 245 (1981))).

143 JX 132.

144 JX 150.

145 JX 115.

As Lee’s secretary stated in his response to Opportunities’ request, if Opportunities “subsequently bec[ame] a recordholder” and “submit[ed] a compliant request for the [forms],” Lee would be obligated to “evaluate that request as contemplated by the Bylaws.”146 But Opportunities did not become a stockholder of record until December 2, 2021-six days after the Nomination Notice deadline. And it did not submit an additional request for Lee’s forms.147 Lee cannot be said to have interfered with Opportunities’ attempted compliance.

For purposes of this contractual analysis, the Bylaws unambiguously required that Opportunities submit its nominees’ completed form of Lee’s questionnaire. Opportunities did not submit those forms with the Nomination Notice. This deficiency provided additional grounds for Lee to reject the Nomination Notice.

C.	The Board Did Not Improperly Reject the Nomination Notice

Having found that the Nomination Notice did not comply with the clear and unambiguous requirements of the Bylaws, I turn to whether the Board’s rejection of the Nomination Notice should nonetheless be set aside. I begin by considering the standard of review and go on to apply that standard to the facts of this case. I conclude that, under the enhanced scrutiny standard of review, the directors’ decision to reject the Nomination Notice was equitable.

146 JX 150.

147 JX 281.

1.	The Standard of Review

The parties agree on the fundamental point that Schnell empowers the court to invalidate certain board actions, including those that inequitably manipulate the corporate machinery to impair the rights of stockholders. Put simply, directors’ inequitable acts towards stockholders do not become permissible because they are legally possible.148 There is less accord between the parties on whether the court should even undertake that analysis in this case.

In Opportunities’ view, if the Nomination Notice failed to comply with the Bylaws, Opportunities should nevertheless prevail because the Board’s actions in enforcing the Bylaws cannot withstand enhanced scrutiny. It asserts that the Board’s fiduciary duties obligated the directors to exercise their discretion in favor of the stockholder franchise by waiving, or allowing Opportunities to cure, any legal defects.

The defendants, for their part, contend that if a stockholder fails to comply with the unambiguous requirements of an advance notice bylaw, the Nomination Notice is “invalid and of no force and effect.” To continue on to an analysis of equitable principles, they assert, a plaintiff stockholder must first prove manipulative conduct or “compelling circumstances” that could justify a finding of irreparable conduct under Blasius.149 In the absence of that showing, the defendants say that the court’s inquiry should end because the business judgment rule applies.150

148 Schnell, 285 A.2d at 439; see ln re lnvs. Bancorp, lnc. S’holder Litig., 177 A.3d 1208, 1222 (Del. 2017) (“[D]irector action is ‘twice-tested,’ first for legal authorization, and second by equity.”).

149 See Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988).

150 To forgo any further review where a clear and unambiguous advance notice bylaw is enforced begs the question of when the court would look to the reasonableness of the board’s application of its requirements. Take a scenario posed by Opportunities’ counsel. “Imagine a bylaw that says to be in proper form, your advance notice of nomination has to be handwritten, in cursive, in purple ink, on pink paper that has a watermark of a hippopotamus wearing a spacesuit.” Trial Tr. Feb. 7, 2022 at 57. That bylaw might not violate any provision of the DGCL or the company’s certificate of incorporation. But it would be ridiculous and do nothing to serve the purposes of advance notice bylaws. To uphold a board’s rejection of a nomination notice for failing to satisfy that requirement would be inconsistent with Schnell.

As Opportunities points out, the defendants’ approach would put the rabbit in the hat. If the court must find that the board acted for the primary purpose of disenfranchisement to trigger a more stringent review, it will have already made a normative judgment about whether the board engaged in manipulative conduct requiring judicial intervention. Then-Vice Chancellor Strine described Blasius as more of an “after-the-fact label placed on a result“ than a standard of review that guides the court’s decision making for that reason.151

151 Mercier v. Inter-Tel (Del.), Inc., 929 A.2d 786, 788, 806 (Del. Ch. 2007) (describing the “trigger“ for the application of Blasius to be a “label for a result” rather than “useful guide to determining what standard of review should be used by a judge to reach an appropriate result”); Chesapeake Corp. v. Shore, 771 A.2d 293, 323 (Del. Ch. 2000) (“In reality, invocation of the Blasius standard of review usually signals that the court will invalidate the board action under examination. Failure to invoke Blasius typically indicates that the board action survived (or will survive) review under Unocal.”).

At the other extreme, business judgment deference would not permit the court to adequately assess the Board’s enforcement of the advance notice bylaw.152 Delaware law necessarily leaves room for assessing whether a board’s actions in enforcing a clear advance notice bylaw were justified, consistent with the doctrine of Schnell. This court must have the opportunity to consider whether the bylaw is being enforced fairly, in furtherance of a legitimate corporate purpose, or whether equity demands that it be set aside in the given context.153

The Delaware Supreme Court has observed that board action interfering with the stockholder franchise often arises in a takeover context.154 Here, Opportunities’ nominations were part and parcel of Alden’s hostile bid to acquire Lee.155 I cannot ignore the defensive mindset in which the Board was operating when it rejected the Nomination Notice.

152 See Kallick v. Sandridge Energy, 68 A.3d 242, 258-59 (Del. Ch. 2013).

153 See CytoDyn, 2021 WL 477510, at *19 n.188 (“The Board is obliged to review a nomination notice carefully and with an open mind.”); Healthcor Mgmt., L.P. v. Allscripts Healthcare Sols., Inc., C.A. No. 7557-CS, at 3-4 (Del. Ch. May 25, 2012) (TRANSCRIPT) (“[T]he board is subject to . . . review for how it uses a[n advance notice] by-law and whether it’s using it for proper purposes consistent with its duty of loyalty.“).

154 See Stroud v. Grace, 606 A.2d 75, 92 n.3 (Del. 1992) (“Board action interfering with the exercise of the franchise often arose during a hostile contest for control where an acquiror launched both a proxy fight and a tender offer.“); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1379 (Del. 1995).

155 JX 113; JX 115; see generally supra Parts I.G, I.I.

In my view, enhanced scrutiny-Delaware’s intermediate standard of review-is the appropriate standard of review to apply in this case. Whether labeled as Unocal or Blasius, enhanced scrutiny review “recognize[s] the inherent conflicts of interest that arise when a board of directors acts to prevent shareholders from effectively exercising their right to vote either contrary to the will of the incumbent board members generally or to replace the incumbent board members in a contested election.”156 That is so here, even though a minority of the Board members were at risk of losing his or her board seat.157

Delaware law’s requires that the court’s inquiry be undertaken “with a special sensitivity” where directors’ actions may affect the stockholder franchise or the result of director elections.158 Chancellor Allen’s iconic decision in Blasius reaffirmed the proposition that Delaware courts will hold directors to account where they take actions that impair the stockholder franchise.159 But the court’s careful review of alleged vote manipulation cannot appropriately be confined to the sort of blunt efforts to disenfranchise stockholders confronted in Blasius. Enhanced scrutiny may be invoked beyond that scenario, where the board’s actions “could have the effect of influencing the outcome of corporate director elections or other stockholder votes having consequences for corporate control.”160

156 MM Cos. v. Liquid Audio, Inc., 813 A.2d 1118, 1129 (Del. 2003); see also Coster v. UIP Cos., 255 A.3d 952, 962 (Del. 2021).

157 See CytoDyn, 2021 WL 4775140, at 14 (“When it comes to the enforcement of bylaws against stockholders, the board does not act simply as an arms-length contracting partner.”); Aprahamian v. HBO & Co., 531 A.2d 1204, 1206 (Del. Ch. 1987) (“A candidate for office, whether as an elected official or as a director of a corporation, is likely to prefer to be elected rather than defeated. He therefore has a personal interest in the outcome of the election even if the interest is not financial and he seeks to serve from the best of motives.”).

158 Kallick, 68 A.3d at 258-59 (explaining when Delaware courts apply enhanced scrutiny “with a special sensitivity towards the stockholder franchise”).

159 Blasius, 564 A.2d at 660-63.

160 Mercier, 929 A.2d at 810; see Giuricich v. Emtrol Corp., 449 A.2d 232, 239 (Del. 1982) (“[Delaware courts] will not allow the wrongful subversion of corporate democracy by manipulation of the corporate machinery .. . . [and] careful judicial scrutiny will be given [to] a situation in which the right to vote for the election of successor directors has been effectively frustrated and denied”); Blasius, 564 A.2d at 659 (“[W]hen viewed from a broad, institutional perspective, it can be seen that matters involving the integrity of the shareholder voting process involve consideration not present in any other context in which directors exercise delegated power.“).

2.	Application of the Standard of Review

The enhanced scrutiny standard of review requires a context-specific application of the directors’ duties of loyalty, good faith and care.161 Fundamentally, the standard to be applied is one of reasonableness.162 The defendants must “identify the proper corporate objectives served by their actions” and “justify their actions as reasonable in relation to those objectives.”163 If the incumbent directors actions’ “operate[d] as a reasonable limitation upon the shareholders’ right to nominate candidates for director,” they will generally be validated.164

161 See Reis v Hazelett Strip-Casting Corp., 28 A.3d 442, 457 (Del. Ch. 2011).

162 Mercier, 929 A.2d at 810 (providing that the standard of review to be applied where directors’ actions affect the corporate franchise is “a reasonableness standard consistent with the Unocal standard”).

163 Id. at 810.

164 Hubbard, 1991 WL 3151, at *11.

Here, the Board was justified in rejecting the Nomination Notice.165 Opportunities failed to comply with a validly enacted bylaw that had a legitimate purpose. The relevant bylaw requirements could readily have been satisfied by any stockholder. And there is no evidence of manipulative conduct.

To start, though the Board rejected the Nomination Notice under the shadow of Alden’s bid, the Bylaws were adopted on a clear day long before Alden surfaced. Cannell’s withhold campaign had concluded four months before the Bylaws’ adoption, but the Board was not faced with an imminent threat-much less a threat from Alden-at that time.166 This reality may be why Opportunities wisely dropped its claim that the Board members breached their fiduciary duties by approving the challenged aspects of the Bylaws.167

165 See CytoDyn, 2021 WL 4775140, at *15 (“Delaware courts have reserved space for equity to address the inequitable application of even validly-enacted advance notice bylaws.“); AB Value, 2014 WL 7150465, at *3 (“[B]ylaws are said to be ’useful in permitting orderly shareholder meetings, but if notice requirements unduly restrict the stockholder franchise or are applied inequitably, they will be struck down.’“ (quoting Openwave, 924 A.2d at 239)).

166 See AB Value, 2014 WL 7150465, at *3; supra nn.9-14 and accompanying text.

167 See Trial Tr. Feb. 7, 2022, at 6. This claim was initially included in Count II of the Complaint. Compl. ¶ 82.

Next, the Bylaws’ record holder requirement was neither facially problematic nor unreasonable as a matter of policy.168 It is not an empty formalism. Under Delaware law, corporations are entitled to “rely upon record ownership, not beneficial ownership, in determining who is entitled to notice of and to vote at the meeting of stockholders.”169 The reason for that is simple: the corporation wants to confirm that an individual or entity making proposals has “skin in the game.”170 Reliance on record ownership ensures order and gives the corporation certainty that the party attempting to take action based on a right incidental to share ownership is, in fact, a stockholder.171 As Mowbray testified, the requirement gave the Company clarity on “who holds our stock“ and was “by and far the cleanest way and the fairest way for all shareholders to know who actually owns the stock.”172

168 See IBS Fin. Corp. v. Seidman & Assoc., LLC, 136 F.3d 940, 948 (3d Cir. 1998) (holding that the board properly exercised its discretion to reject board nominees where the charter was violated and the provision was enforceable because it did not offend public policy and was “reasonable on its face“); see also Bay Cap. Fin., L.L.C. v. Barnes & Noble Educ., Inc., 2020 WL 1527784, at *5, *8 (Del. Ch. Mar. 30, 2020) (enforcing an advance notice bylaw where the stockholder failed to satisfy the recordholder requirement); Travel Ctrs. of Am., LLC v. Brog, C.A. No.  3516-CC, at 255-61 (Del. Ch. Apr.  3, 2008) (TRANSCRIPT) (enforcing a stock certificate requirement for a nominating stockholder).

169 Berlin v. Emerald P’rs, 552 A.2d 482, 494 (Del. 1988); see 8 Del. C. § 219(c).

170 Hamermesh Report ¶¶ 32-38.

171 Salt Dome Oil Corp. v. Schenck, 41 A.2d 583, 585 (Del. 1945) (explaining that insistence on record holder status can prevent “corporate chaos“ from “intervention by strangers in intracorporate affairs“); Marcel Kahan & Edward B. Rock, The Hanging Chads of Corporate Voting, 96 Geo. L.J. 1227, 1233 (2008) (“[T]here is a statutory and judicial concern for definiteness which is maximized by a system of reliance on the stock list. Whatever flaws are generated by giving entitlements to record owners, it has the benefit that the owner is clearly specified and known to the company.”).

172 Mowbray Dep. Tr. 120-23. The minutes of the Board’s December 2, 2021 meeting state that: “The Board considered that Alden failed to become a record holder of any Company shares by the advance notice deadline, but still attempted to deliver a nomination notice in spite of the By-Laws requirement that the nominating party must be a record holder. The Board and its advisors also discussed how Alden attempted to circumvent the record holder requirement and how Alden’s failure to become a record holder created further potential invalidities with respect to representations and attestations required to be given under the By-Laws.“ JX 196; see also Mowbray Dep. Tr. 120.

There is also “no evidence of any manipulative conduct“ by the Board suggesting that its enforcement of the Bylaws was not made even handedly and in good faith.173 The Board did not, for example, “significant[ly] change [the] corporate direction or policy” after the notice deadline had expired as in Hubbard v. Hollywood Park Realty Enterprises;174 set meeting dates that made it impossible for a stockholder to give timely notice of a nomination as in Lerman v. Diagnostic Data, Inc.;175 amend the date of the stockholder meeting to “obtain an inequitable advantage” as in Schnell v. Chris-Craft Industries, Inc;176 or fail to announce an interpretation of a bylaw that effectively thwarted a stockholders’ ability to present a stockholder proposal until the nomination deadline had passed as in Mesa Petroleum Co. v. Unocal Corporation.177 Here, nothing-and certainly no actions of the Board-precluded Opportunities from complying with the Bylaws’ requirements.

173 Saba Cap., 224 A.3d at 981 (“Delaware law protects stockholders in instances where there is manipulative conduct or where the electoral machinery is applied inequitably.“)

174 1991 WL 3151, at *11-13.

175 421 A.2d 906, 912-14 (Del. Ch. 1980).

176 285 A.2d at 439.

177 1985 WL 44692, at *6 (Del. Ch. Apr. 22, 1985).

This leads to an overarching point: Opportunities’ own delay is what ultimately prevented it from satisfying the Bylaws’ record holder (and, by extension, form) requirements. The Bylaws plainly afforded Opportunities “a fair opportunity to nominate director candidates.“178 Alden had known about Lee’s November 26, 2021 director nomination deadline since early 2021.179 Yet Opportunities waited until the weekend before the nomination deadline to consider the Bylaw’s nomination requirements.180 It only began the process of transferring shares into record name on November 22, 2021-three business days before the deadline.181

178 Hubbard, 1991 WL 3151, at *11; see also AB Value, 2014 WL 7150465, at *3 (“The clearest set of cases providing support for enjoining an advance notice bylaw involves a scenario where a board, aware of an imminent proxy contest, imposes or applies an advance notice bylaw so as to make compliance impossible or extremely difficult, thereby thwarting the challenger entirely.“); Blasius, 564 A.2d at 661 (stating that a court may infer that the board breached its fiduciary duties when it adopts a bylaw with “the primary purpose of impeding the exercise of stockholder power”).

179 JX 57; JX 61.

180 Freeman Dep. Tr. 130-31.

181 JX 149. Alternatively, Opportunities could have engaged with Cede early enough that Cede could have requested the forms or provided the nomination in compliance with Section 2(a) of the Bylaws. Opportunities contends that would be beyond Cede’s typical ministerial role. But I cannot credit that argument because Opportunities never asked.

The decision to nominate directors is generally not one that a well-intentioned stockholder should make hastily. Here, Opportunities chose to wait until the last minute to begin the process of submitting a nomination. Submitting a nomination less than three hours before the deadline eliminated any window of time for Opportunities to cure deficiencies.182 That choice left no room for error. But Opportunities did not submit a compliant notice.183 In fact, the Board observed that Opportunities “very likely ran out of time in moving shares into their record name and developed its own nomination process to circumvent its failure.”184

The Board’s enforcement of the forms requirement was, in effect, an extension of these same considerations. Requiring that nominees submit responses to a questionnaire Lee created furthers the information-gathering and disclosure functions of advance notice bylaws.185 And if only record holders could make nominations, it seems justifiable that Lee would not undertake the process of providing a questionnaire unless a record holder inquired. And Waterman invited Opportunities to renew its request for the forms if it became a record holder.186

182 See Bylaws art. XI § 1(b); JX 170.

183 CytoDyn, 2021 WL 4775140, at *17 (“Given that Plaintiffs waited until the last minute to submit their Nomination Notice, they were obligated to submit a compliant notice.“); Accipiter Life Scis. Fund, L.P. v. Helfer, 905 A.2d 115, 127 (Del. Ch. 2006) (ruling against the stockholder plaintiff where it “could easily have preserved its rights with reasonable diligence“ but failed to do so); see also Openwave, 924 A.2d at 238-39 (explaining that advance notice bylaw deadlines “provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations“); Saba Cap., 224 A.2d at 980 (noting that “missed deadlines could potentially frustrate the purpose of advance notice bylaws“).

184 JX 196.

185 See Hamermesh Report ¶ 46. The plaintiffs note that the provision-and specifically, its requirements in conjunction with the recordholder requirement-is unusual. Pl.’s Answering Br. 34 n.16; see Davis Report ¶ 52. But that is not the test. The hypothetical abuses of the questionnaire requirement raised by Opportunities’ expert-such as the submission of arbitrary and onerous questions to dissident stockholders’ nominees-are not before me. See Openwave, 924 A.2d at 240 (finding no grounds for a challenge to a bylaw based on “hypothetical“ abuse).

186 JX 150. The outcome might be different if Opportunities had been a record holder when it requested the forms (or asked Cede to request the forms in its capacity as the stockholder of record) and Lee refused its request anyway. In that scenario, if Opportunities had attempted to submit detailed information about its nominees but had its nomination rejected for failure to use Lee’s own “form,“ one would question the purpose of the Board’s formalistic adherence to the bylaws. That is not, however, this case.

More generally, the Board had a genuine interest in enforcing its Bylaws so that they retain meaning and clear standards that stockholders must meet. The December 2, 2021 Board minutes show that the directors were mindful of “the reasonable expectation that Alden, like any other shareholder, should abide by the plain language of the By-Laws.”187 That expectation was neither manipulative nor unfair.

The Board’s decision to stand by the Bylaws’ requirements was not inequitable in these circumstances. The Board was undoubtedly not thrilled that Alden had made a bid and that Opportunities sought to nominate director candidates. But the actions that it took in response to the nomination were reasonable and appropriate. The Bylaws were validly enacted on a clear day. The Board did not unfairly apply those Bylaws or engage in inequitable conduct that made Opportunities’ compliance difficult. The directors enforced requirements that were long known to Opportunities and that could have been complied with had it not delayed. Those actions cannot constitute a breach of fiduciary duty and are far from the sort of inequitable conduct that would require this court to intervene.

187 JX 196.

III.	CONCLUSION

For the foregoing reasons, Opportunities has not succeeded on the merits of its breach of contract claim or breach of fiduciary duty claim. Opportunities’ request for declaratory and injunctive relief is denied. Final judgment is entered in favor of the defendants.